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                                                             EXHIBIT (a)(1)(vii)

To: Next Level Employee
From: optionquestions@nlc.com
Re: Confirmation of Receipt of Election Form

Dear Next Level Communications Employee:

        This message confirms that we have received and accepted your Election Concerning Exchange of Stock Options form. Pursuant to the Offer to Exchange dated July 11, 2001, the Supplement to the Offer to Exchange dated July 27, 2001 and the amended Election Concerning Exchange of Stock Options form, unless your withdraw your elected options in accordance with the provisions of Section 4 of the Offer to Exchange and the Supplement to the Offer to Exchange before 9:00 p.m. PDT on August 7, 2001, we will cancel all options that you have elected to exchange on August 8, 2001. The new options will be granted to you as promptly as practicable on or after the first trading day that is at least six months and one day after the date we cancel your options elected for exchange, subject to your continued employment and other terms of the Offer to Exchange and the Supplement to the Offer to Exchange.

        If you have any questions, please immediately reply to this note at optionquestions@nlc.com.

REMINDER: This election is not revocable after 9:00 p.m. PDT on Tuesday, August 7, 2001.